EXHIBIT 12.1

NEIMAN MARCUS GROUP LTD LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Fiscal year ended							Thirty-nine weeks ended		Thirteen weeks ended
(in thousands, except ratios)	July 28, 2018		July 29, 2017		July 30, 2016		August 1, 2015	August 2, 2014		November 2, 2013
	(Successor)		(Successor)		(Successor)		(Successor)	(Successor)		(Predecessor)
Fixed charges:
Interest on debt	$291,328		$277,642		$268,395		$267,752	$216,281		$34,998
Amortization of debt discount and expense	24,480		24,510		24,572		24,560	17,117		2,466
Interest element of rentals	34,056		33,693		34,320		33,462	23,232		7,293
Total fixed charges	$349,864		$335,845		$327,287		$325,774	$256,630		$44,757
Earnings (loss):
Earnings (loss) from continuing operations before income taxes	$(210,934)		$(748,889)		$(547,251)		$28,076	$(223,908)		$(5,179)
Add back:
Fixed charges	349,864		335,845		327,287		325,774	256,630		44,757
Amortization of capitalized interest	1,670		1,540		2,180		1,208	886		295
Less:
Capitalized interest	(8,067)		(6,270)		(7,298)		(2,361)	(630)		(140)
Total earnings (loss)	$132,533		$(417,774)		$(225,082)		$352,697	$32,978		$39,733
Ratio of earnings to fixed charges (a)		(b)		(c)		(d)	1.1		(e)		(f)

(a)	Interest associated with income tax liabilities is excluded from our calculation.

(b)
For the fiscal year ended July 28, 2018, the aggregate amount of fixed charges exceeded our earnings by approximately $217.3 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.

(c)
For the fiscal year ended July 29, 2017, the aggregate amount of fixed charges exceeded our earnings by approximately $753.6 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for fiscal year 2017 is due primarily to (1) pretax impairment charges related to (i) $309.7 million for the writedown to fair value of the net carrying value of tradenames, (ii) $196.2 million for the writedown to fair value of goodwill and (iii) $4.8 million for the writedown to fair value of the net carrying value of certain long-lived assets and (2) the continuation of adverse economic and business trends resulting in lower than expected revenues.

(d)
For the fiscal year ended July 30, 2016, the aggregate amount of fixed charges exceeded our earnings by approximately $552.4 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for fiscal year 2016 is due primarily to the pretax impairment charges related to (i) $228.9 million for the writedown to fair value of the net carrying value of tradenames, (ii) $199.2 million for the writedown to fair value of goodwill and (iii) $38.1 million for the writedown to fair value of the net carrying value of certain long-lived assets.

(e)
For the thirty-nine weeks ended August 2, 2014, the aggregate amount of fixed charges exceeded our earnings by approximately $223.7 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.

(f)
For the thirteen weeks ended November 2, 2013, the aggregate amount of fixed charges exceeded our earnings by approximately $5.0 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.